May 9, 2008

Dang Yu Pan
Hong Kong Highpower Technology, Inc.
Building 1, Luoshan Industrial Zone
Shanxia, Pinghu, Longgang
Shenzhen, Guangdong, 518111
People's Republic of China

Re: Hong Kong Highpower Technology, Inc.
        Form S-1
        File No. 333-147355
        Amendment No. 2
        Filed April 25, 2008

Dear Mr. Pan:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Prior comment refers to our letter dated February 14, 2008.

General

Dang Yu Pan
Hong Kong Highpower Technology, Inc.
May 9, 2008
Page 2

1.   We note numerous blanks remaining in the prospectus. When the disclosure is complete, we may have further comments.

Cover Page

2.   Update the status of listing on the American Stock Exchange. Please confirm to us that you will be approved for listing prior to requesting acceleration.

Prospectus Summary

3.   Revise the disclosure regarding the share exchange to state when you initially filed this registration statement and when you anticipate filing the registration statement to cover the shares held by the WestPark affiliates.

Capitalization, page 26

4.   It is unclear the table is blank and the figures for December 31, 2007 are labeled "unaudited." Please revise or advise.

Financial Statements

5.   Refer to our prior comment 9. Please ensure the financial statements in the filing comply with the requirements of Rule 3-12 of Regulation S-X upon effectiveness.

Consolidated Statements of Operations, page F-5

6.   We note that you have recorded $719,266 as "fees and costs related to reorganization" during 2007. Please describe for us and revise the filing to disclose the specific nature of the costs and discuss how you concluded that the amounts were properly included in *non-operating* income and loss.

Consolidated Statements of Cash Flows, page F-7

7.   Please tell us why the $4.2 million item during 2007 labeled "*repayment* of other loans" is a *source* of cash in your financing activities section of this statement. In a related matter, also tell us why the $.8 million item during 2007 labeled "*advance to* related parties" is disclosed as a *source* of cash in your financing activities section.

Note 1. Organization and Basis of Presentation, page F-8

8.   We note that on November 2, 2007 you (SRKP 11) completed the Share
       Exchange with HKHT and all of the shareholders of HKHT and as a result of the
       exchange HKHT became your wholly-owned subsidiary and 100% of the issued
       and outstanding securities of HKHT were exchanged for shares of your common
       stock. Please revise the filing to disclose the exchange ratio of the referenced
       Share Exchange transaction. Based on the capital structure disclosed in your
       financials statements, we assume the ratio was one-for-one. If not the case, please
       explain how your presented capital structure is appropriate.

       As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

       You may contact Kevin Kuhar at (202) 551- 3662 or Angela Crane at (202) 551-
3554 if you have questions regarding comments on the financial statements and related
matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3800 with any
other questions.

                                   Sincerely,

                                   Peggy Fisher
                                   Assistant Director

cc.   Katherine Blair (KL Gates)
        VIA TELEFAX 310-552-5001